Exhibit 12 (a)

General Electric Capital Services, Inc. and consolidated affiliates Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31
(Dollars in millions)	2004	2003	2002	2001	2000

Net earnings	$8,161	$7,415	$3,611	$5,417	$5,192
Provision for income taxes	1,540	1,458	(79)	1,380	1,912
Minority interest	390	129	143	163	214
Earnings before income taxes and minority interest	10,091	9,002	3,675	6,960	7,318

Fixed charges:
Interest	11,474	10,367	10,078	10,836	11,415
One-third of rentals	332	298	326	335	392
Total fixed charges	11,806	10,665	10,404	11,171	11,807
Less interest capitalized, net of amortization	(37)	(23)	(38)	(88)	(121)
Earnings before income taxes and minority interest,
plus fixed charges	$21,860	$19,644	$14,041	$18,043	$19,004

Ratio of earnings to fixed charges	1.85	1.84	1.35	1.62	1.61